UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2004.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   NOVEMBER 30, 2004                  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                   November 30, 2004


                               3RD QUARTER RESULTS

IMA EXPLORATION INC. (IMR:TSX-V) is pleased to provide the interim financial results of the Company for the quarter ended September 30, 2004:


                                                          THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                             SEPTEMBER 30,                     SEPTEMBER 30,
                                                     -----------------------------     -----------------------------
                                                         2004             2003             2004             2003
                                                           $                $                $                $

EXPENSES

Administrative and management services                     91,855           31,666          184,113           89,357
Bank charges and interest                                   2,741            1,731           10,201            7,700
Corporate development and investor relations               42,683           48,491          180,539          132,537
Depreciation                                                4,536            2,732           10,284            8,194
General exploration                                        70,817           30,376          185,853          151,969
Office and sundry                                          21,503            8,569           49,246           21,389
Printing                                                    1,159           14,444           21,532           21,674
Professional fees                                          84,713           58,870          392,171           82,639
Rent, parking and storage                                  29,533            6,676           64,086           20,025
Salaries and employee benefits                             84,664           24,623          221,818           72,851
Stock based compensation                                        -          346,080        1,871,360          346,080
Telephone and utilities                                     7,635            4,451           21,704           14,205
Transfer agent and regulatory fees                         16,412           29,875           56,068           65,220
Travel and accommodation                                   63,700            8,124          139,469           24,262
Cost recoveries                                           (58,525)               -          (91,746)               -
                                                     ------------     ------------     ------------     ------------
                                                          463,426          616,707        3,316,698        1,058,102
                                                     ------------     ------------     ------------     ------------
LOSS BEFORE OTHER ITEMS                                  (463,426)        (616,707)      (3,316,698)      (1,058,102)
                                                     ------------     ------------     ------------     ------------
OTHER ITEMS

Provision on marketable securities                              -                -         (132,000)               -
Foreign exchange                                          (61,665)           2,760           41,039              437
Gain on disposition of mineral property
and deferred costs                                              -                -          313,801                -
Interest and other income                                  24,543           27,790           76,134           44,501
Reorganization costs                                        7,986                -         (341,603)               -
Income (loss) allocated to spin-off assets                      -           22,655         (131,231)        (266,756)
                                                     ------------     ------------     ------------     ------------
                                                          (29,136)          53,205         (173,860)        (221,818)
                                                     ------------     ------------     ------------     ------------
LOSS FOR THE PERIOD                                      (492,562)        (563,502)      (3,490,558)      (1,279,920)

DEFICIT - BEGINNING OF PERIOD                         (20,575,359)     (14,875,363)     (17,577,363)     (14,158,945)
                                                     ------------     ------------     ------------     ------------
DEFICIT - END OF PERIOD                               (21,067,921)     (15,438,865)     (21,067,921)     (15,438,865)
                                                     ============     ============     ============     ============


BASIC AND DILUTED LOSS PER COMMON SHARE                    $(0.01)          $(0.02)          $(0.08)          $(0.04)
                                                     ============     ============     ============     ============

NOVEMBER 30, 2004
IMA EXPLORATION INC.                                                      PAGE 2
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RESULTS OF OPERATIONS

CORPORATE COSTS AND OTHER INCOME

GENERAL AND ADMINISTRATIVE EXPENSES

The Company's operating expenses for the nine months ended September 30, 2004 were $3,316,698 (excluding $339,516 of operating expenses to June 30, 2004 which have been reclassified as Loss Allocated to Spin-Off Assets). This is an increase of $2,210,638 from the comparable 2003 period. A significant portion of the increase for 2004 is attributed to the Company's application of the fair value method of accounting for stock options granted to its employees and directors. In the nine months ended September 30, 2004 the Company recorded a non-cash expense of $1,871,360. During 2003 the Company a non-cash expense of $346,080 and disclosed a pro-forma charge for stock options granted to its employees and directors of $910,578. Had the Company applied retroactive treatment it would have recorded this amount as an expense in the 2003 period. Other increases in the operating expenses can be attributed to the Company's increase in staff and activities driven by Navidad. The Company has added staff and new office space and has incurred additional operating expenses as a result of this increase in activity. Administrative and management services increased $94,756, corporate development and investor relations increased $48,002, office expense increased $27,857. Travel increased $115,207 due to the attendance and participation in various conferences. The increase in salaries of $148,967 includes a retiring allowance for the Company's former CFO, William Lee, and the addition of personnel. The increase of $309,532 in professional fees is primarily due to legal costs incurred in connection with the Aquiline legal action and substantially increased costs of compliance with reporting requirements. General exploration increased $33,884 as activities have been focused on areas around the Navidad property. Cost recoveries from Amera increased $75,062. Cost recoveries from Golden Arrow, which commenced in July 2004, were $27,500. A portion of the operating expenses for the first six months of 2004 ($339,516) and the nine months in 2003 ($502,054) have been reclassified as Loss Allocated to Spin-Off Assets as discussed in Note 2. This has had the effect of reducing the General and Administrative expenses reported in the September 30, 2004 consolidated financial statements.

OTHER ITEMS

During 2004 the Company recorded a gain of $313,801 from the farm out of interests in its mineral properties and a provision for the write down of the carrying value of marketable securities of $132,000 to reflect a reduction in the current market value. In 2004 the Company received marketable securities from Tinka Resources Limited (300,000 shares, deemed value $147,000) and Consolidated Pacific Bay Minerals Ltd. (900,000 shares, deemed value $180,000) from sale or farm out of its interests in mineral properties. The amounts reported in the September 30, 2004 consolidated financial statements represent farm outs which remained with the Company. In 2003 no gains, losses or provisions for losses were recorded. Marketable securities are received by the Company as a result of the joint venturing of certain of its non-core properties. The Company's intent is to sell these securities to maximize return to the Company, not to trade its holdings. Interest and other income increased $31,633 primarily as a result of an increase of funds on deposit. The Company also recorded an increase in a gain from foreign exchange of $41,039 in this period. Cost of $341,603 for fees and expenses related to the Reorganization have been recorded in this period. The Loss Allocated to Spin-Off Assets represents the allocated expenses of the assets transferred to Golden Arrow as discussed in Note 2.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at September 30, 2004 was $6,718,622, compared to $4,454,241 at December 31, 2003. The increase in cash is primarily due to the completion of a financing and exercise of warrants from previous financings. In February 2004 the Company completed a brokered private placement of 1,500,000 units at $3.10 per unit, for proceeds of $4,238,763 net of costs of $411,237. In addition, through September 30, 2004, the Company has received $4,466,392 from the exercise of warrants and stock options. Subsequent to September 30, 2004 the Company has received a further $257,500 from the exercise of stock options and warrants.

The Company considers that it has adequate resources to maintain its ongoing operations but currently does not have sufficient working capital to fund all of its planned exploration work and property commitments. A Phase III budget for the Navidad project has been approved in the amount of $2,200,000. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of or substantial dilution of its interest in its properties.

NOVEMBER 30, 2004
IMA EXPLORATION INC.                                                      PAGE 3
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The  Company's  management  may elect to  acquire  new  projects,  at which time additional equity financing may be required to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties. These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the projects and business plan.


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 32

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